Stabilis Solutions, Inc. 11750 Katy Frwy., Suite 900 Houston, TX 77079 PHONE (832) 456-6500 (866) LNG-FUEL (564-3835)

October 18, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Stabilis Solutions, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 9, 2023

File No. 001-40364

This letter sets forth the response of Stabilis Solutions, Inc. (the “Company”) to the comment letter dated September 21, 2023 received from the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40364), filed with the Commission on March 9, 2023 (the "Form 10-K").

Comment 1:

Management's Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 29

We note your disclosure explaining that in the third quarter of 2022, you received authorization from the Department of Energy to export up to 51.75 billion cubic feet of domestically produced LNG per year to all free trade and non-free trade countries, including Asian, European, and Latin American importing nations, although you did not make any exports under this approval during the 2022 fiscal year.

Please expand your disclosure to clarify the relevance of the authorization to your business plans and address the guidance in Item 303(a) and (b)(2)(ii) of Regulation S-K, which require that you focus specifically on material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results, matters that are reasonably likely to have a material impact on future operations, and trends or uncertainties that are reasonably likely to have a material impact on net sales or income from continuing operations.

For example, discuss any plans you have adopted to export LNG to countries covered by the authorization, timeframes for commencement of sales, volumes expected to be sold, the specific markets or regions involved, initiatives or steps you have undertaken or that will be required to expand your logistical capabilities, and the extent of any sales commitments you had entered into as of the end of the period covered by the report.

Response:

At the time of the Form 10-K filing, the Company was still in the initial stages of exploring its entry into the export market under the DOE authorization and had not entered into any sales commitments nor identified a timeframe for commencement of exportation of LNG under the authorization. Furthermore, the Company had not expended material funds on this project. Accordingly, the Company believed that it had no reasonable basis on which to forecast when exports under the authorization would occur and the economics of eventual exportation of LNG under the authorization.

The Company acknowledges its disclosure obligations under Item 303(a) and (b)(2)(ii) of Regulation S-K and will make appropriate disclosures related to activities under the export authorization in future filings when appropriate.

Comment 2:

Results of Operations

Revenue, page 31

We note your discussion and analysis pertaining to the increase in revenues and the increase in cost of revenues consist of four bullet points attributing the change to the sale of higher volumes, higher prices/inflationary pressures, and additional projects, although the extent of the change attributable to these various factors remains unclear.

Please expand your disclosure to address the guidance in Item 303(b) and (b)(2)(iii) of Regulation S-K, which require that you indicate the extent to which material changes in net sales are attributable to changes in prices or to changes in the volumes or amounts of goods or services being sold, or to the introduction of new products or services.

Please also quantify the volumes associated with each source of revenue identified on page 28 in a tabulation with comparative sales and volumetric details for each revenue source. Please differentiate between sales of production, sales of purchased LNG, delivery service fees, and the various other service revenues.

Please submit the revisions that you propose to address these concerns.

Response:

The Company acknowledges the Commission’s comment and proposes to include changes in LNG gallons delivered and revenues by source in tabular presentation and to quantify the extent of the changes attributable to the related factors in bullet presentation within Results of Operations for all periods presented.

The distinction between produced and third-party volumes is not a significant driver of the Company’s operating results as the revenue and margin profiles are similar. Additionally, the Company does not charge individual delivery service fees for LNG Product because LNG must be transported in specialized cryogenic tankers and the personnel loading and unloading LNG have special safety training and procedures. Accordingly, loading, transportation and unloading is included in our LNG pricing per gallon. Other service revenues are not material (less than 2% of 2022 revenues) and Stabilis does not believe additional disclosures are required for these revenues.

The Company respectfully requests to include the proposed expanded disclosure in future filings beginning with Form 10-Q for the quarter ended September 30, 2023 in substantially the same format as detailed below.

Proposed Future Tabular Presentation

	Year Ended December 31,
	2022	2021	Change	% Change
Revenues:
LNG Product	$83,095	$55,699	$27,396	49.2%
Increase/(decrease) in gallons delivered	4,324
Rental	13,102	10,651	2,451	23.0
Service	1,943	1,287	656	51.0
Other	683	1,534	(851)	(55.5)
Total revenue	$98,823	$69,171	$29,652	42.9%

Proposed Future Narrative Presentation and Disclosure for Revenue and Operating Expenses

Revenue

During the Current Year revenues increased $29.7 million, or 43%, compared to the Prior Year. The increase in revenues primarily related to:

●	Increased natural gas prices during the Current Year compared to the Prior Year resulting in increased revenues of $15.8 million;

●	Increased LNG delivered to customers of 4.3 million gallons in the Current Year compared to the Prior Year resulting in increased revenues of $4.1 million;

●	Increased pricing charged to our customers in response to cost increases from inflationary pressures resulting in increased revenues of $5.9 million;

●	Increased revenues from minimum purchase take or pay contracts of $1.6 million; and

●

Increases in rental, service, and other revenue related to additional projects (primarily for marine bunkering) with equipment and higher labor revenues resulting in increased revenues of $2.3 million.

Operating Expenses

Costs of revenues. Cost of revenues increased $22.5 million, or 41%, in the Current Year compared to the Prior Year. The increase in cost of revenues was attributable to:

●	Increased natural gas prices during the Current Year compared to the Prior Year resulting in increased costs of revenues of $14.0 million;

●	Increased LNG delivered to customers of 4.3 million gallons during the Current Year compared to the Prior Year resulting in increased costs of revenues of $3.5 million;

●

Inflationary pressures, including increased transportation costs and increased liquefaction costs, personnel, electricity and other higher costs resulting in increased costs of revenues of $1.7 million;

●	Increased costs of revenues from minimum purchase take or pay contracts of $0.9 million; and

●

Increased costs of rental, service, and other revenue of $2.4 million primarily related to increased labor and equipment rentals to support the increase of additional projects (primarily for marine bunkering).

The Company believes the proposed presentation meets the criteria of Item 303(b) and (b)(2)(iii) of Regulation S-K. As the only publicly traded, small-scale LNG company in North America, additional disclosures of the Company’s volumes, pricing, and commodity costs in more detail than proposed would put the Company at a competitive disadvantage to its privately held peers as this information would be used to determine the Company’s pricing strategy and margins.

Comment 3

Financial Statements

Note 3 – Revenue Recognition

Disaggregated Revenues, page 54

We note the revenue categories identified in your table of disaggregated revenues on page 54 (i.e. LNG Product, Rental, Service, Other) differ somewhat from the sources described on page 28, (i.e. LNG Production and Sales, Transportation and Logistics Services, Cryogenic Equipment Rental, Engineering and Field Support Services).

Tell us how these various revenues sources compare and reconcile to one another and explain how any differences were considered in preparing disclosures that you believe would be responsive to the requirements in FASB ASC 606-10-50.

Please differentiate between sales of production, sales of purchased LNG, and the various services being provided, and submit any revisions that you propose to more clearly identify categories of revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by FASB ASC 606-10-50-5, and reflective of the varying terms of your contractual arrangements and consistent with FASB ASC 606-10-55-89 through 55-91.

Response:

The Company acknowledges the Commission’s comment and is providing the following commentary to reconcile the various amounts and explain how the differences were considered in preparing the disclosures required in FASB ASC 606-10-50.

The descriptions of the activities that Stabilis performs to generate revenues on page 28 of the Form 10-K are the same descriptions used on page 4, which describe the Company’s activities through the eyes of management. The descriptions on pages 4 and 28 of the Form 10-K were intentionally written to describe the technical details of the products and services provided and not necessarily how Topic 606 categorizes and recognizes revenue. However, the Company believes the categories of disaggregated revenue required under Topic 606 as disclosed on page 54 of the Form 10-K are compatible with the descriptions on page 28 in that:

●	“LNG Production and Sales” and “Transportation and Logistics Services” are disclosed as “LNG Product revenues” which represent revenues from the sale and delivery of LNG to our customers.

●	“Cryogenic Equipment Rental” is disclosed as “Rental revenues”

●	“Engineering and Field Support Services” is disclosed as “Service revenues”

●	There was no description of "Other revenues” on page 4 or page 28 of the Form 10-K as this amount of revenue is not material to the Company’s operations.

The Company does not differentiate between the revenue from the sale of LNG production and purchased LNG as the Company does not believe that this distinction is a significant factor in determining the financial results of the Company and the criteria for revenue recognition are identical. LNG is a commodity and LNG is interchangeable and often substituted based on a variety of factors including current demand on our LNG production facility, plant maintenance, third-party LNG availability and distance to the customer from our LNG production facilities.

While we believe that our descriptions and disaggregation of revenues are consistent with other disclosures within the Form 10-K and meet the requirements of Topic 606-10-50, the Company respectfully requests to include the expanded disclosure substantially in the same format in future filings beginning with Form 10-Q for the quarter ended September 30, 2023 as detailed below.

REVENUE RECOGNITION

We recognize revenues when the transfer of goods or services are delivered to our customers in accordance with the applicable customer contract and we are entitled to be paid by the customer. Revenues are measured as consideration specified in the contract and exclude any sales incentives and amounts collected on behalf of third parties. Amounts are billed upon completion of service or transfer of a product and are generally due within 30 days.

Revenues from contracts with customers are disaggregated into (1) LNG product revenues, (2), Rental revenues, (3) Service, and (4) Other.

LNG Product

LNG Product revenues represent the sale of LNG from both produced and purchased sources as well as the transportation performed to deliver the LNG to our customer location. LNG Product revenues are recognized upon delivery of the LNG to the customer, at which point the customer controls the product and the Company has an unconditional right to payment. The Company acts as a principal when using third party transportation companies and therefore recognizes the gross revenue for the supply of LNG. The Company does not differentiate between the revenue from the sale of LNG production and purchased LNG as the criteria for revenue recognition are identical.

Certain of our sales contracts contain provisions that may meet the criteria of a derivative in the event delivery is not made. These contracts are accounted for under the normal purchase normal sales exclusion under U.S. GAAP and are not measured at fair value each reporting period.

Rental

Rental revenues are generated from the rental of cryogenic equipment to our customers. Rental revenues are not dependent upon the gallons delivered but based upon dayrates or monthly rates for the use of equipment as specifically established within the contract and are disaggregated from LNG Product revenues. Revenues related to rental of equipment are recognized under Topic 606 and not ASC 842: Leases, as the Company maintains control of the equipment that the customer uses and can replace the rented equipment with similar equipment should the rented equipment become inoperable or the Company chooses to replace the equipment for maintenance purposes. Revenue is recognized as the rental period is completed and for periods that cross month end, revenue is recognized for the portion of the rental period that has been completed to date. Payment terms for rental contracts are generally within thirty days from the receipt of the invoice. Performance obligations for rental revenue are considered to be satisfied as the rental period is completed based upon the terms of the related contract. The stated rental rates within each contract are representative of the stand-alone rental rates at the time the contract was negotiated.

Service

Service revenues are generated from engineering and field support services and represent the human resources provided to the customer to support the use of LNG at the customer’s job site. These include support and costs for mobilization and demobilization of equipment at customer sites as well as onsite technical support while customers are consuming LNG. Service revenues are not dependent upon the gallons delivered or rental period but based upon the specific contractual terms and can be based on an event (i.e. mobilization or demobilization) or an hourly rate as specifically established within the contract and are disaggregated from LNG Product revenues and Rental revenues. Service revenue is recognized as the event is completed or work is done. The stated hourly labor rates in each contract are representative of the stand-alone hourly rates at the time the contract was negotiated.

Other

Other revenues are items that, due to their nature, are disaggregated from the categories mentioned above such as expenses incurred by the Company on behalf of the customer that we contractually rebill to our customer on a cost-plus basis. Payment terms for other revenues are generally within thirty days from the receipt of the invoice.

Disaggregated Revenues

The table below presents revenue disaggregated by source, for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Revenues:
LNG Product	$83,095	$55,699
Rental	13,102	10,651
Service	1,943	1,287
Other	683	1,534
Total revenue	$98,823	$69,171

The table below presents revenue disaggregated by geographic location, for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Revenues:
United States	$82,310	$57,084
Mexico	16,513	12,087
	$98,823	$69,171

Variable and other consideration

Certain of our contracts may include rental or services that may vary upon the customer demands at stated rates within the contract and are satisfied as the work is authorized by the customer and performed by the Company. LNG product sales agreements may include both fixed and variable fees per gallon, but is representative of the stand-alone selling price for LNG at the time the contract was negotiated. We have concluded that the variable LNG fees meet the exception for allocating variable consideration to specific parts of the contract. As such, the variable consideration for these contracts is allocated to each distinct molecule of LNG and recognized when that distinct molecule of LNG is delivered to the customer.

Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use and value-added taxes, are excluded from revenue.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or comments with respect to this response, please call me at (832) 456-6502.

Respectfully submitted,

Stabilis Solutions, Inc.

By:	/s/ Andrew L. Puhala
Andrew L. Puhala
Senior Vice President & Chief Financial Officer

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